As filed with the Securities and Exchange Commission on July 14, 2010
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ONCOTHYREON INC.
(Exact name of Registrant as specified in its charter)

Delaware	8731	26-0868560
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2601 Fourth Ave., Suite 500
Seattle, Washington
(206) 801-2100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert L. Kirkman, M.D.,
Chief Executive Officer
Oncothyreon Inc.
2601 Fourth Ave., Suite 500
Seattle, Washington
(206) 801-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Schultheis
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, Washington 98104
(206) 883-2500

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Unit(2)	Offering Price	Fee
Common Stock, par value $.0001 per share	5,150,680	$3.43	$17,666,832.40	$1,260(3)

(1)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 promulgated under the Securities Act. The offering price per share and the aggregate offering price are based upon the average of the high and low prices of the registrant’s common stock as reported on The NASDAQ Global Market on July 12, 2010.

(3)	$10,700 was previously paid by Biomira Inc. in connection with the registration statement on Form F-10 (333-137342 originally filed on September 15, 2006), of which $9,309 was not used. Of this amount, $1,965 was used to pay the filing fee for the registration statement on Form S-3 (333-149837 originally filed on March 20, 2008). Accordingly, no filing fee is currently due.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 14, 2010

PROSPECTUS

5,150,680 Shares

Common Stock

This prospectus relates to the disposition from time to time of up to 5,150,680 shares of our common stock, which are held or may be held by the selling stockholder named in this prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder identified in this prospectus, or its permitted transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section entitled “Plan of Distribution” beginning on page 28 of this prospectus. We will not be paying any underwriting discounts or commissions in connection with any offering of common stock under this prospectus.

Our common stock is listed on The NASDAQ Global Market under the symbol “ONTY.” The last reported sale price of our common stock on The NASDAQ Global Market on July 13, 2010 was $3.53 per share.

Investing in our common stock involves a high degree of risk. Please see the sections entitled “Risk Factors” beginning on page 6 of this prospectus and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2010.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under this process, the selling stockholder may from time to time, in one or more offerings, sell the common stock described in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.

We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Information Incorporated by Reference,” before deciding whether to invest in any of the common stock being offered.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our securities. We urge you to read this entire prospectus and the information incorporated by reference herein carefully, including the “Risk Factors” section.

Oncothyreon Inc.

Overview

We are a clinical-stage biopharmaceutical company focused primarily on the development of therapeutic products for the treatment of cancer. Our goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients. Our cancer vaccines are designed to stimulate the immune system to attack cancer cells, while our small molecule compounds are designed to inhibit the activity of specific cancer-related proteins. We are advancing our product candidates through in-house development efforts and strategic collaborations.

We believe the quality and breadth of our product candidate pipeline, strategic collaborations and scientific team will enable us to become an integrated biopharmaceutical company with a diversified portfolio of novel, commercialized therapeutics for major diseases.

Our lead product candidate is Stimuvax, which is a cancer vaccine currently in Phase 3 clinical trials for the treatment of non-small cell lung cancer, or NSCLC. We have granted an exclusive, worldwide license to Merck KGaA of Darmstadt, Germany, or Merck KGaA, for the development, manufacture and commercialization of Stimuvax. In March 2010, the U.S. Federal Drug Administration, or FDA, imposed a clinical hold on Stimuvax trials in NSCLC and breast cancer; however, in June 2010, the FDA lifted the clinical hold on clinical trials in NSCLC, and pending approval of local regulatory authorities and ethics committees, Merck plans to resume the worldwide clinical development program for Stimuvax. The clinical hold on Stimuvax trials in breast cancer remains in effect. Our pipeline of clinical stage proprietary small molecule product candidates was acquired by us in October 2006 from ProIX Pharmaceuticals Corporation, or ProIX. We are currently focusing our internal development efforts on PX-866, for which we currently plan to initiate one or more Phase 2 trials in 2010. As of the date of this prospectus, we have not licensed any rights to PX-866 to any third party and retain all development, commercialization and manufacturing rights. We are also conducting preclinical development of ONT-10 (formerly BGLP40), a cancer vaccine directed against a target similar to Stimuvax, and which is proprietary to us. In addition to our product candidates, we have developed novel vaccine technology we may further develop ourselves and/or license to others.

Corporate Information

Oncothyreon Inc. is the successor corporation to Biomira Inc. On August 23, 1985, Biomira Inc. was incorporated under the Canada Business Corporations Act. Oncothyreon Inc. was incorporated in the state of Delaware on September 7, 2007. On December 10, 2007, Oncothyreon became the successor corporation to Biomira by way of an arrangement effected pursuant to Canadian law. Our executive office is located at 2601 Fourth Avenue, Suite 500, Seattle, Washington 98121 and our telephone number is (206) 801-2100. We maintain an Internet website at www.oncothyreon.com. We have not incorporated the information on our website by reference into this prospectus, and you should not consider it to be a part of this prospectus.

We carry on our business directly and through our subsidiaries. Throughout this prospectus, unless the context specifies or implies otherwise, the terms “Company,” “Oncothyreon,” “Biomira,” “we,” “us,” and “our” refer to Oncothyreon Inc., its predecessor, Biomira Inc., and its subsidiaries.

The Offering

The selling stockholder named in this prospectus may offer and sell up to 5,150,680 shares of our common stock. Our common stock is listed on The NASDAQ Global Market under the symbol “ONTY.” Shares of common stock that may be offered in this offering, when issued and paid for, will be fully paid and non-assessable. We will not receive any of the proceeds of sales by the selling stockholder of any of the common stock covered by this prospectus. Throughout this prospectus, when we refer to the shares of our common stock, the offer and sale of which are being registered on behalf of the selling stockholder, we are referring to the shares of common stock that have been and may be issued to Small Cap Biotech Value, Ltd., or SCBV, pursuant to the common stock purchase agreement with SCBV described below. When we refer to the selling stockholder in this prospectus, we are referring to SCBV and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from SCBV as a gift, pledge, or other non-sale related transfer.

Committed Equity Line Financing Facility with SCBV

On July 6, 2010, we entered into a common stock purchase agreement, which we refer to in this prospectus as the Purchase Agreement, with SCBV providing for a financing arrangement that is sometimes referred to as a committed equity line financing facility. The Purchase Agreement provides that, upon the terms and subject to the conditions in the Purchase Agreement, SCBV is committed to purchase up to $20.0 million of shares of our common stock over the 24-month term of the Purchase Agreement under certain specified conditions and limitations, provided that in no event may we sell under the Purchase Agreement more than 5,090,759 shares of common stock, which is equal to one share less than 20% of our outstanding shares of common stock on July 6, 2010, the closing date of the Purchase Agreement, less the number of shares of common stock we issued to SCBV on the closing date as commitment shares described below. Furthermore, in no event may SCBV purchase any shares of our common stock which, when aggregated with all other shares of our common stock then beneficially owned by SCBV, would result in the beneficial ownership by SCBV of more than 9.9% of the then outstanding shares of our common stock. These maximum share and beneficial ownership limitations may not be waived by the parties.

From time to time over the term of the Purchase Agreement, and in our sole discretion, we may present SCBV with draw down notices requiring SCBV to purchase a specified dollar amount of shares of our common stock, based on the price per share over 10 consecutive trading days, or the Draw Down Period, with the total dollar amount of each draw down subject to certain agreed-upon limitations based on the market price of our common stock at the time of the draw down (which may not be waived or modified). In addition, in our sole discretion, but subject to certain limitations, we may require SCBV to purchase a percentage of the daily trading volume of our common stock for each trading day during the Draw Down Period. We are allowed to present SCBV with up to 24 draw down notices during the term of the Purchase Agreement, with only one such draw down notice allowed per Draw Down Period and a minimum of five trading days required between each Draw Down Period.

Once presented with a draw down notice, SCBV is required to purchase a pro rata portion of the shares on each trading day during the trading period on which the daily volume weighted average price for our common stock exceeds a threshold price determined by us for such draw down. The per share purchase price for these shares equals the daily volume weighted average price of our common stock on each date during the Draw Down Period on which shares are purchased, less a discount ranging from 5.00% to 7.00% (which range may not be modified), based on a minimum price we specify. If the daily volume weighted average price of our common stock falls below the threshold price on any trading day during a Draw Down Period, the Purchase Agreement provides that SCBV will not be required to purchase the pro-rata portion of shares of common stock allocated to that trading day. The obligations of SCBV under the Purchase Agreement to purchase shares of our common stock may not be transferred to any other party.

In partial consideration for SCBV’s execution and delivery of the Purchase Agreement, we issued to SCBV upon the execution and delivery of the Purchase Agreement 59,921 shares of our common stock, which we refer to as the Commitment Shares, which is equal to the sum of $20,000 divided by the volume weighted average price of our common stock for each trading day during the 10 trading day period ending July 6, 2010. The average price per Commitment Share was $3.3377. The issuance of the Commitment Shares, together with all other shares of common stock issuable to SCBV pursuant to the terms of the Purchase Agreement, is exempt from registration under the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of and Regulation D under the Securities Act of 1933, as amended, or the Securities Act.

SCBV has agreed that during the term of the Purchase Agreement, neither SCBV nor any of its affiliates will, directly or indirectly, engage in any short sales involving our securities or grant any option to purchase, or acquire any right to dispose of or otherwise dispose for value of, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or enter into any swap, hedge or other similar agreement that transfers, in whole or in part, the economic risk of ownership of any shares of our common stock, provided that SCBV will not be prohibited from engaging in certain transactions relating to any of the shares of our common stock that it owns, including the Commitment Shares, or that it is obligated to purchase under a pending draw down notice.

The Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. Before SCBV is obligated to purchase any shares of our common stock pursuant to a draw down notice, certain conditions specified in the Purchase Agreement, none of which are in SCBV’s control, must be satisfied, including the following:

•	Each of our representations and warranties in the Purchase Agreement must be true and correct in all material respects.

•	We must have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by us.

•	The registration statement of which this prospectus forms a part must be effective under the Securities Act.

•	We must not have knowledge of any event that could reasonably be expected to have the effect of causing the suspension of the effectiveness of the registration statement of which this prospectus forms a part or the prohibition or suspension of the use of this prospectus.

•	We must have filed with the SEC all required prospectus supplements relating to this prospectus and all periodic reports and filings required to be filed by us under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Trading in our common stock must not have been suspended by the SEC, The NASDAQ Global Market or the Financial Industry Regulatory Authority, or FINRA, and trading in securities generally on The NASDAQ Global Market must not have been suspended or limited.

•	We must have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement (discussed below).

•	No statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction shall have been enacted, entered, promulgated, threatened or endorsed which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.

•	No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or threatened, and no inquiry or investigation by any governmental authority shall have been commenced or threatened seeking to restrain, prevent or change the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, or seeking damages in connection with such transactions.

•	The absence of any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on our business, operations, properties or condition (financial or otherwise) that is material and adverse to us.

There is no guarantee that we will be able to meet the foregoing conditions or any of the other conditions in the Purchase Agreement or that we will be able to draw down any portion of the amounts available under the equity line with SCBV.

The Purchase Agreement may be terminated at any time by the mutual written consent of the parties. Unless earlier terminated, the Purchase Agreement will terminate automatically on the earlier to occur of (i) the first day of the month next following the 24-month anniversary of the effective date of the registration statement of which this prospectus forms a part (which term may not be extended by the parties) and (ii) the date on which SCBV purchases the entire commitment amount under the Purchase Agreement. We may terminate the Purchase Agreement on one trading day prior written notice to SCBV, subject to certain conditions. SCBV may terminate the Purchase Agreement effective upon one trading day prior written notice to us under certain circumstances, including the following:

•	The existence of any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on our business, operations, properties or condition (financial or otherwise) that is material and adverse to us.

•	The Company enters into an agreement providing for certain types of financing transactions that are similar to the equity line with SCBV.

•	Certain transactions involving a change in control of the company or the sale of all or substantially all of our assets have occurred.

•	We are in breach or default in any material respect under any of the provisions of the Purchase Agreement or the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within 10 trading days after notice of such breach or default is delivered to us.

•	While SCBV holds any shares issued under the Purchase Agreement, the effectiveness of the registration statement that includes this prospectus is suspended or the use of this prospectus is suspended or prohibited, and such suspension or prohibition continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period, subject to certain exceptions.

•	Trading in our common stock is suspended or our common stock ceases to be listed or quoted on a trading market, and such suspension or failure continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period.

•	We have filed for and/or are subject to any bankruptcy, insolvency, reorganization or liquidation proceedings.

The Purchase Agreement provides that no termination of the Purchase Agreement will limit, alter, modify, change or otherwise affect any of the parties’ rights or obligations with respect to any pending draw down notice, and that the parties must fully perform their respective obligations with respect to any such pending draw down notice under the Purchase Agreement, provided all of the conditions to the settlement thereof are timely satisfied. The Purchase Agreement also provides for indemnification of SCBV and its affiliates in the event that SCBV incurs losses, liabilities, obligations, claims, contingencies, damages, costs and expenses related to a breach by us of any of our representations and warranties under the Purchase Agreement or the other related transaction documents or any action instituted against SCBV or its affiliates due to the transactions contemplated by the Purchase Agreement or other transaction documents, subject to certain limitations.

We agreed to pay $35,000 of reasonable attorneys’ fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by SCBV in connection with the preparation, negotiation, execution and delivery of the Purchase Agreement and related transaction documentation. Further, if we issue a draw down notice and fail to deliver the shares to SCBV on the applicable settlement date, and such failure continues for 10 trading days, we agreed to pay SCBV, in addition to all other remedies available to SCBV under the Purchase Agreement, an amount in cash equal to 2.0% of the purchase price of such shares for each 30-day period the shares are not delivered, plus accrued interest.

In connection with the Purchase Agreement, on July 6, 2010, we entered into a registration rights agreement with SCBV, which we refer to in this prospectus as the Registration Rights Agreement, pursuant to which we granted to SCBV certain registration rights related to the Commitment Shares and the shares issuable under the Purchase Agreement. Pursuant to the Registration Rights Agreement, we have filed with the SEC a registration statement, of which this prospectus is a part, relating to the selling stockholder’s resale of the Commitment Shares and any shares of common stock purchased by SCBV under the Purchase Agreement. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to SCBV under the Purchase Agreement.

We also agreed, among other things, to indemnify SCBV from certain liabilities and fees and expenses of SCBV incident to our obligations under the Registration Rights Agreement, including certain liabilities under the Securities Act. SCBV has agreed to indemnify and hold harmless us and each of our directors, officers and persons who control us against certain liabilities that may be based upon written information furnished by SCBV to us for inclusion in a registration statement pursuant to the Registration Rights Agreement, including certain liabilities under the Securities Act.

Reedland Capital Partners, an Institutional Division of Financial West Group, member FINRA/SIPC, served as our placement agent in connection with the financing arrangement contemplated by the Purchase Agreement. We have agreed to pay Reedland, upon each sale of our common stock to SCBV under the Purchase Agreement, a fee equal to 1.0% of the aggregate dollar amount of common stock purchased by SCBV upon settlement of each such sale. We have agreed to indemnify and hold harmless Reedland against certain liabilities, including certain liabilities under the Securities Act.

The foregoing description of the Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in our securities. The risks described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Our actual results could differ materially from those anticipated in the forward-looking statements made throughout this prospectus as a result of different factors, including the risks we face described below.

Risks Relating to our Business

The suspension of Merck’s clinical development program for Stimuvax could severely harm our business.

In March 2010, we announced that Merck KGaA suspended the clinical development program for Stimuvax as the result of a suspected unexpected serious adverse event reaction in a patient with multiple myeloma participating in an exploratory clinical trial. The suspension was a precautionary measure while an investigation of the cause of the adverse event was conducted, but it affected the Phase 3 clinical trials in NSCLC and in breast cancer. In June 2010, we announced that the U.S. Food and Drug Administration, or FDA, lifted the clinical hold it had placed on the Phase 3 clinical trials in non-small cell lung cancer, or NSCLC. Merck KGaA plans to restart treatment and enrollment in these trials when it receives approvals by local regulatory authorities and ethics committees; however, the suspension of trials in breast cancer remains in effect. During the continued suspension of the breast cancer trials, further recruitment of patients into the trials and ongoing treatment with Stimuvax for breast cancer will be on hold. As of the date of this prospectus, we can offer no assurances that this serious adverse event was not caused by Stimuvax or that there are not or will not be more such serious adverse events in the future. The occurrence of this serious adverse event, or other such serious adverse events, could result in a prolonged delay, including the need to enroll more patients or collect more data, or the termination of the clinical development program for Stimuvax. Further, the FDA or other regulatory agencies may not allow the resumption of clinical trials for Stimuvax in breast cancer in a timely fashion, if at all. Even if regulatory agencies permit resumption of the clinical trials in breast cancer, Merck KGaA may decide not to perform any further studies. For example, the Phase 3 trial of Stimuvax in breast cancer was not preceded by earlier stage trials in this indication. The regulatory authorities may require, or Merck KGaA may decide, that such earlier stage trials are now required before any Phase 3 trial in breast cancer may continue. Additionally, the Phase 3 clinical trials in NSCLC may not resume or may be delayed if the required approvals of local regulatory authorities and ethics committees are not obtained on a timely basis or at all. Another unexpected serious adverse event reaction could cause a similar suspension of clinical trials in the future. Any of these foregoing risks could materially and adversely affect our business, results of operations and the trading price of our common stock.

Our ability to continue with our planned operations is dependent on our success at raising additional capital sufficient to meet our obligations on a timely basis. If we fail to obtain additional financing when needed, we may be unable to complete the development, regulatory approval and commercialization of our product candidates.

We have expended and continue to expend substantial funds in connection with our product development activities and clinical trials and regulatory approvals. Funds generated from our operations will be insufficient to enable us to bring all of our products currently under development to commercialization. Accordingly, we need to raise additional funds from the sale of our securities, partnering arrangements or other financing transactions in order to finance the commercialization of our product candidates. The current financing environment in the United States, particularly for biotechnology companies like us, remains challenging and we can provide no assurances as to when such environment will improve. For these reasons, among others, we cannot be certain that additional financing will be available when and as needed or, if available, that it will be available on acceptable terms. If financing is available, it may be on terms that adversely affect the interests of our existing stockholders. If adequate financing is not available, we may need to continue to reduce or eliminate our expenditures for research and development, testing, production and marketing for some of our product candidates. Our actual capital requirements will depend on numerous factors, including:

•	activities and arrangements related to the commercialization of our product candidates;

•	the progress of our research and development programs;

•	the progress of pre-clinical and clinical testing of our product candidates;

•	the time and cost involved in obtaining regulatory approvals for our product candidates;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights with respect to our intellectual property;

•	the effect of competing technological and market developments;

•	the effect of changes and developments in our existing licensing and other relationships; and

•	the terms of any new collaborative, licensing and other arrangements that we may establish.

We may not be able to secure sufficient financing on acceptable terms. If we cannot, we may need to delay, reduce or eliminate some or all of our research and development programs, any of which would be expected to have a material adverse effect on our business, operating results, and financial condition.

Further, since we failed to timely file our Annual Report on Form 10-K for the year ended December 31, 2009, we are ineligible to utilize a registration statement on Form S-3 to raise capital and will continue to be ineligible to use such registration statement until at least May 7, 2011. Our inability to take advantage of the benefits afforded by Form S-3 will limit our financing alternatives and may significantly increase our cost of capital or the dilutive impact on the voting and economic interests of our existing stockholders. If financing is available, the terms of such financing may place restrictions on us and adversely affect the trading price of our common stock and the interests of our existing stockholders.

Our near-term success is highly dependent on the success of our lead product candidate, Stimuvax, and we cannot be certain that it will be successfully developed or receive regulatory approval or be successfully commercialized.

Until a recent suspension of clinical trials in March 2010, our lead product candidate, Stimuvax, was being evaluated in Phase 3 clinical trials for the treatment of NSCLC and breast cancer. In March 2010, we announced that Merck KGaA had suspended the clinical development program for Stimuvax as the result of a suspected unexpected serious adverse event reaction in a patient with multiple myeloma participating in an exploratory clinical trial. In June 2010, we announced that the FDA lifted the clinical hold it had placed on the Phase 3 clinical trials in NSCLC. Merck KGaA plans to restart treatment and enrollment in these trials when it receives approval from local regulatory authorities and ethics committees; however, the suspension of trials in breast cancer remains in effect. We cannot assure you when or whether such trials will be resumed. Stimuvax will require the successful completion of these trials and possibly other clinical trials before submission of a biologic license application, or BLA, or its foreign equivalent for approval. This process can take many years and require the expenditure of substantial resources. Pursuant to our agreement with Merck KGaA, Merck KGaA is responsible for the development and the regulatory approval process and any subsequent commercialization of Stimuvax. We cannot assure you that Merck KGaA will continue to advance the development and commercialization of Stimuvax as quickly as would be optimal for our stockholders. In addition, Merck KGaA has the right to terminate the 2008 license agreement upon 30 days’ prior written notice if, in its reasonable judgment, it determines there are issues concerning the safety or efficacy of Stimuvax that would materially and adversely affect Stimuvax’s medical, economic or competitive viability. Clinical trials involving the number of sites and patients required for FDA approval of Stimuvax may not be successfully completed. If these clinical trials fail to demonstrate that Stimuvax is safe and effective, it will not receive regulatory approval. Even if Stimuvax receives regulatory approval, it may never be successfully commercialized. If Stimuvax does not receive regulatory approval or is not successfully commercialized, or if Merck were to terminate the 2008 license Agreement, we may not be able to generate revenue, become profitable or continue our operations. Any failure of Stimuvax to receive regulatory approval or be successfully commercialized would have a material adverse effect on our business, operating results, and financial condition and could result in a substantial decline in the price of our common stock.

Stimuvax and our other vaccine product candidates are based on novel technologies, which may raise new regulatory issues that could delay or make FDA approval more difficult.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Stimuvax and our other vaccine therapies are novel; therefore, regulatory agencies may lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Stimuvax and our other active vaccine products under development.

To date, the FDA has approved for commercial sale in the United States only one active vaccine designed to stimulate an immune response against cancer. Consequently, there is limited precedent for the successful development or commercialization of products based on our technologies in this area.

We have a history of net losses, we anticipate additional losses and we may never become profitable.

Other than the year ended December 31, 2008, we have incurred net losses in each fiscal year since we commenced our research activities in 1985. The net income we realized in 2008 was due entirely to our December 2008 transactions with Merck KGaA and we do not anticipate realizing net income again for the foreseeable future. As of March 31, 2010, our accumulated deficit was approximately $332.4 million. Our losses have resulted primarily from expenses incurred in research and development of our product candidates. We do not know when or if we will complete our product development efforts, receive regulatory approval for any of our product candidates, or successfully commercialize any approved products. As a result, it is difficult to predict the extent of any future losses or the time required to achieve profitability, if at all. Any failure of our products to complete successful clinical trials and obtain regulatory approval and any failure to become and remain profitable would adversely affect the price of our common stock and our ability to raise capital and continue operations.

There is no assurance that we will be granted regulatory approval for any of our product candidates.

Until a recent suspension of clinical trials in March 2010, Merck KGaA has been testing our lead product candidate, Stimuvax, in Phase 3 clinical trials for the treatment of NSCLC and breast cancer. We are currently planning to initiate one or more Phase 2 trials in 2010 for PX-866. Our other product candidates remain in the pre-clinical testing stages. The results from pre-clinical testing and clinical trials that we have completed may not be predictive of results in future pre-clinical tests and clinical trials, and there can be no assurance that we will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals. A number of companies in the biotechnology and pharmaceutical industries, including our company, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. For example, the clinical trials for Stimuvax were suspended as a result of a suspected unexpected serious adverse event reaction in a patient. Although the clinical hold for trials in NSCLC has been lifted, it remains in effect for trials in breast cancer. Further, Stimuvax has not previously been tested in any trial for the treatment of breast cancer. Regulatory approval may not be obtained for any of our product candidates. If our product candidates are not shown to be safe and effective in clinical trials, the resulting delays in developing other product candidates and conducting related pre-clinical testing and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon Merck KGaA to develop and commercialize our lead product candidate, Stimuvax.

Under our license agreement with Merck KGaA for our lead product candidate, Stimuvax, Merck KGaA is entirely responsible for the development, manufacture and worldwide commercialization of Stimuvax and the costs associated with such development, manufacture and commercialization. Any future payments, including royalties to us, will depend on the extent to which Merck KGaA advances Stimuvax through development and commercialization. Merck KGaA has the right to terminate the 2008 license agreement, upon 30 days’ written notice, if, in

Merck KGaA’s reasonable judgment, Merck KGaA determines that there are issues concerning the safety or efficacy of Stimuvax which materially adversely affect Stimuvax’s medical, economic or competitive viability; provided that if we do not agree with such determination we have the right to cause the matter to be submitted to binding arbitration. Our ability to receive any significant revenue from Stimuvax is dependent on the efforts of Merck KGaA. If Merck KGaA fails to fulfill its obligations under the 2008 license agreement, we would need to obtain the capital necessary to fund the development and commercialization of Stimuvax or enter into alternative arrangements with a third party. We could also become involved in disputes with Merck KGaA, which could lead to delays in or termination of our development and commercialization of Stimuvax and time-consuming and expensive litigation or arbitration. If Merck KGaA terminates or breaches its agreement with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing Stimuvax would be materially and adversely affected.

We and Merck KGaA currently rely on third party manufacturers to supply our product candidates, which could delay or prevent the clinical development and commercialization of our product candidates.

We currently depend on third party manufacturers for the manufacture of our small molecule product candidates. Any disruption in production, inability of these third party manufacturers to produce adequate quantities to meet our needs or other impediments with respect to development or manufacturing could adversely affect our ability to continue our research and development activities or successfully complete pre-clinical studies and clinical trials, delay submissions of our regulatory applications or adversely affect our ability to commercialize our product candidates in a timely manner, or at all.

Merck KGaA currently depends on a single manufacturer, Baxter International Inc., or Baxter, for the supply of our lead product candidate, Stimuvax, and on Corixa Corp. (now a part of GlaxoSmithKline plc, or GSK) for the manufacture of the adjuvant in Stimuvax. If Stimuvax is not approved by 2015, Corixa/GSK may terminate its obligation to supply the adjuvant. In this case, we would retain the necessary licenses from Corixa/GSK required to have the adjuvant manufactured, but the transfer of the process to a third party would delay the development and commercialization of Stimuvax, which would materially harm our business.

Our product candidates have not yet been manufactured on a commercial scale. In order to commercialize a product candidate, the third party manufacturer may need to increase its manufacturing capacity, which may require the manufacturer to fund capital improvements to support the scale up of manufacturing and related activities. With respect to our small molecule product candidates, we may be required to provide all or a portion of these funds. The third party manufacturer may not be able to successfully increase its manufacturing capacity for our product candidate for which we obtain marketing approval in a timely or economic manner, or at all. If any manufacturer is unable to provide commercial quantities of a product candidate, we (or Merck KGaA, in the case of Stimuvax) will need to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for a particular product candidate could require us (or Merck KGaA, in the case of Stimuvax) to conduct comparative studies or utilize other means to determine equivalence between product candidates manufactured by a new manufacturer and those previously manufactured by the existing manufacturer, which could delay or prevent commercialization of our product candidates. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if alternative arrangements are not established on a timely basis or on acceptable terms, the development and commercialization of our product candidates may be delayed or there may be a shortage in supply.

Any manufacturer of our products must comply with current Good Manufacturing Practices, or cGMP, requirements enforced by the FDA through its facilities inspection program or by foreign regulatory agencies. These requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products.

Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business.

Each of our product candidates must undergo extensive pre-clinical studies and clinical trials as a condition to regulatory approval. Pre-clinical studies and clinical trials are expensive and take many years to complete. The commencement and completion of clinical trials for our product candidates may be delayed by many factors, including:

•	safety issues or side effects;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	poor effectiveness of product candidates during clinical trials;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines;

•	our or our collaborators’ ability to obtain regulatory approval to commence a clinical trial;

•	our or our collaborators’ ability to manufacture or obtain from third parties materials sufficient for use in pre-clinical studies and clinical trials; and

•	varying interpretation of data by the FDA and similar foreign regulatory agencies.

It is possible that none of our product candidates will complete clinical trials in any of the markets in which we and/or our collaborators intend to sell those product candidates. Accordingly, we and/or our collaborators may not receive the regulatory approvals necessary to market our product candidates. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for product candidates would prevent or delay their commercialization and severely harm our business and financial condition. For example, although the suspension of the clinical development program for Stimuvax in March 2010 has been lifted for trials in NSCLC, it remains in effect for trials in breast cancer and, in any event, may result in a prolonged delay or in the termination of the clinical development program for Stimuvax. A prolonged delay or termination of the clinical development program would have a material adverse impact on our business and financial condition.

The failure to enroll patients for clinical trials may cause delays in developing our product candidates.

We may encounter delays if we, any collaboration partners or Merck KGaA are unable to enroll enough patients to complete clinical trials. Patient enrollment depends on many factors, including, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the trial. Moreover, when one product candidate is evaluated in multiple clinical trials simultaneously, patient enrollment in ongoing trials can be adversely affected by negative results from completed trials. Our product candidates are focused in oncology, which can be a difficult patient population to recruit. In addition, the suspension of the Stimuvax trials may require Merck KGaA to enroll additional patients which could delay such trials.

We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or otherwise expected, we may not be able to obtain regulatory approval for or be able to commercialize our product candidates.

We rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to assist in conducting our clinical trials. We have, in the ordinary course of business, entered into agreements with these third parties. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for our product candidates.

Even if regulatory approval is received for our product candidates, the later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market.

Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and may be subject to continuous review. After approval of a product, if any, there will be significant ongoing regulatory compliance obligations, and if we or our collaborators fail to comply with these requirements, we, any of our collaborators or Merck KGaA could be subject to penalties, including:

•	warning letters;

•	fines;

•	product recalls;

•	withdrawal of regulatory approval;

•	operating restrictions;

•	disgorgement of profits;

•	injunctions; and

•	criminal prosecution.

Regulatory agencies may require us, any of our collaborators or Merck KGaA to delay, restrict or discontinue clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. For example, in March 2010, Merck KGaA suspended the clinical development program for Stimuvax in both NSCLC and breast cancer as the result of a suspected unexpected serious adverse event reaction in a patient with multiple myeloma participating in an exploratory clinical trial. Although the clinical hold placed on Stimuvax clinical trials in NSCLC has been lifted, the suspension of clinical trials in breast cancer remains in effect. In addition, we, any of our collaborators or Merck KGaA may be unable to submit applications to regulatory agencies within the time frame we currently expect. Once submitted, applications must be approved by various regulatory agencies before we, any of our collaborators or Merck KGaA can commercialize the product described in the application. All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of such clinical trials. Any unanticipated costs or delays in such clinical studies could delay our ability to generate revenues and harm our financial condition and results of operations.

Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products internationally.

We intend to have our product candidates marketed outside the United States. In order to market our products in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. To date, we have not filed for marketing approval for any of our product candidates and may not receive the approvals necessary to commercialize our product candidates in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in other jurisdictions, including approval by the FDA. The failure to obtain regulatory approval in foreign jurisdictions could harm our business.

Our product candidates may never achieve market acceptance even if we obtain regulatory approvals.

Even if we receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these product candidates will depend on, among other things, their acceptance by physicians, patients, third party payors such as health insurance companies and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product that we may develop and commercialize will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of adverse side effects;

•	availability, relative cost and relative efficacy of alternative and competing treatments;

•	the effectiveness of our marketing and distribution strategy;

•	publicity concerning our products or competing products and treatments; and

•	our ability to obtain sufficient third party insurance coverage or reimbursement.

If our product candidates do not become widely accepted by physicians, patients, third party payors and other members of the medical community, our business, financial condition and results of operations would be materially and adversely affected.

If we are unable to obtain, maintain and enforce our proprietary rights, we may not be able to compete effectively or operate profitably.

Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and will depend in large part on our ability to:

•	obtain patent and other proprietary protection for our technology, processes and product candidates;

•	defend patents once issued;

•	preserve trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

As of March 31, 2010, we owned approximately 13 U.S. patents and 17 U.S. patent applications, as well as the corresponding foreign patents and patent applications, and held exclusive or partially exclusive licenses to approximately 13 U.S. patents and six U.S. patent applications, as well as the corresponding foreign patents and patent applications.

The degree of future protection for our proprietary rights is uncertain. For example:

•	we might not have been the first to make the inventions covered by any of our patents, if issued, or our pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or products and/or duplicate any of our technologies and/or products;

•	it is possible that none of our pending patent applications will result in issued patents or, if issued, these patents may not be sufficient to protect our technology or provide us with a basis for commercially-viable products and may not provide us with any competitive advantages;

•	if our pending applications issue as patents, they may be challenged by third parties as infringed, invalid or unenforceable under U.S. or foreign laws;

•	if issued, the patents under which we hold rights may not be valid or enforceable; or

•	we may develop additional proprietary technologies that are not patentable and which may not be adequately protected through trade secrets, if for example a competitor were to independently develop duplicative, similar or alternative technologies.

The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed in patents or the degree of protection afforded under patents. Although we believe our potential rights under patent applications provide a competitive advantage, it is possible that patent applications owned by or licensed to us will not result in patents being issued, or that, if issued, the patents will not give us an advantage over competitors with similar products or technology, nor can we assure you that we can obtain, maintain and enforce all ownership and other proprietary rights necessary to develop and commercialize our product candidates.

Even if any or all of our patent applications issue as patents, others may challenge the validity, inventorship, ownership, enforceability or scope of our patents or other technology used in or otherwise necessary for the development and commercialization of our product candidates. We may not be successful in defending against any such challenges. Moreover, the cost of litigation to uphold the validity of patents to prevent infringement or to otherwise protect our proprietary rights can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use the challenged technologies without payment to us. There is no assurance that our patents, if issued, will not be infringed or successfully avoided through design innovation. Intellectual property lawsuits are expensive and would consume time and other resources, even if the outcome were successful. In addition, there is a risk that a court would decide that our patents, if issued, are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of a patent were upheld, a court would refuse to stop the other party from using the inventions, including on the ground that its activities do not infringe that patent. If any of these events were to occur, our business, financial condition and results of operations would be materially and adversely effected.

In addition to the intellectual property and other rights described above, we also rely on unpatented technology, trade secrets, trademarks and confidential information, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect and it is possible that others will independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality and invention assignment agreement at the commencement of an employment or consulting relationship with us. However, it is possible that these agreements will not provide effective protection of our confidential information or, in the event of unauthorized use of our intellectual property or the intellectual property of third parties, provide adequate or effective remedies or protection.

If our vaccine technology or our product candidates, including Stimuvax, conflict with the rights of others, we may not be able to manufacture or market our product candidates, which could have a material and adverse effect on us and on our collaboration with Merck KGaA.

Issued patents held by others may limit our ability to develop commercial products. All issued patents are entitled to a presumption of validity under the laws of the United States. If we need licenses to such patents to permit us to develop or market our product candidates, we may be required to pay significant fees or royalties, and we cannot be certain that we would be able to obtain such licenses on commercially reasonable terms, if at all. Competitors or third parties may obtain patents that may cover subject matter we use in developing the technology required to bring our products to market, that we use in producing our products, or that we use in treating patients with our products. We know that others have filed patent applications in various jurisdictions that relate to several areas in which we are developing products. Some of these patent applications have already resulted in the issuance of patents and some are still pending. We may be required to alter our processes or product candidates, pay licensing fees or cease activities. Certain parts of our vaccine technology, including the MUC1 antigen, originated from third party sources.

These third party sources include academic, government and other research laboratories, as well as the public domain. If use of technology incorporated into or used to produce our product candidates is challenged, or if our processes or product candidates conflict with patent rights of others, third parties could bring legal actions against us, in Europe, the United States and elsewhere, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. Additionally, it is not possible to predict with certainty what patent claims may issue from pending applications. In the United States, for example, patent prosecution can proceed in secret prior to issuance of a patent. As a result, third parties may be able to obtain patents with claims relating to our product candidates which they could attempt to assert against us. Further, as we develop our products, third parties may assert that we infringe the patents currently held or licensed by them and it is difficult to provide the outcome of any such action.

There has been significant litigation in the biotechnology industry over patents and other proprietary rights and if we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses and pay substantial royalties in order to continue to manufacture or market the affected products.

There is no assurance that we would prevail in any legal action or that any license required under a third party patent would be made available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of claims of patent infringement or violation of other intellectual property rights, which could have a material and adverse effect on our business, financial condition and results of operations.

If any products we develop become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, our ability to successfully commercialize our products will be impaired.

Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third party payors to contain or reduce the costs of health care through various means. We expect a number of federal, state and foreign proposals to control the cost of drugs through government regulation. We are unsure of the impact recent health care reform legislation may have on our business or what actions federal, state, foreign and private payors may take in response to the recent reforms. Therefore, it is difficult to provide the effect of any implemented reform on our business. Our ability to commercialize our products successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third party payors for use of our products, our products may fail to achieve market acceptance and our results of operations will be harmed.

Governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market our future products in both the United States and foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product. In some foreign countries, particularly in the European Union, prescription drug pricing is subject to government control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our future product to other available therapies. In addition, it is unclear what impact, if any, recent health care reform legislation will have on the price of drugs; however, prices may become subject to controls similar to those in other countries. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Although we currently have product liability insurance coverage for our clinical trials for expenses or losses up to a $10 million aggregate annual limit, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any or all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of our product candidates. We expect any product candidate that we commercialize with our collaborative partners or on our own will compete with existing, market-leading products and products in development.

Stimuvax.  Two products have been approved in the U.S. for maintenance therapy of advanced NSCLC, including Stage III NSCLC, which is one of the indications for which Stimuvax is being developed. These products are Tarceva (erlotinib), a targeted small molecule from Genentech BioOncology, and Alimta (pemetrexed), a chemotherapeutic from Eli Lilly and Company. Stimuvax has not been tested in combination with or in comparison to these products. It is possible that other existing or new agents will be approved for this indication. In addition, there are three vaccines in development for the treatment of NSCLC, including GSK’s MAGE A3 vaccine in Phase 3, NovaRx Corporation’s Lucanix in Phase 3, and Transgene’s TG-4010 in Phase 2.

Small Molecule Products.  PX-866 is an inhibitor of phosphoinositide 3-kinase (PI3K). We are aware of several companies that have entered clinical trials with competing compounds targeting the same protein. Among those are compounds being developed by Novartis (Phase 1/2), Roche/Genentech (Phase 1), Semafore (Phase 1), Sanofi-Aventis (Phase 2), Pfizer and Calistoga (Phase 1). There are also several approved targeted therapies for cancer and in development against which PX-866 might compete.

Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to:

•	design and develop products that are superior to other products in the market;

•	attract qualified scientific, medical, sales and marketing and commercial personnel;

•	obtain patent and/or other proprietary protection for our processes and product candidates;

•	obtain required regulatory approvals; and

•	successfully collaborate with others in the design, development and commercialization of new products.

Established competitors may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. In addition, any new product that competes with a generic market-leading product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome severe price competition and to be commercially successful. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

If we are unable to enter into agreements with partners to perform sales and marketing functions, or build these functions ourselves, we will not be able to commercialize our product candidates.

We currently do not have any internal sales, marketing or distribution capabilities. In order to commercialize any of our product candidates, we must either acquire or internally develop a sales, marketing and distribution infrastructure or enter into agreements with partners to perform these services for us. Under our agreements with Merck KGaA, Merck KGaA is responsible for developing and commercializing Stimuvax, and any problems with that relationship could delay the development and commercialization of Stimuvax. Additionally, we may not be able to enter into arrangements with respect to our product candidates not covered by the Merck KGaA agreements on commercially acceptable terms, if at all. Factors that may inhibit our efforts to commercialize our product candidates without entering into arrangements with third parties include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating a sales and marketing organization.

If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing and distribution infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

If we lose key personnel, or we are unable to attract and retain highly-qualified personnel on a cost-effective basis, it would be more difficult for us to manage our existing business operations and to identify and pursue new growth opportunities.

Our success depends in large part upon our ability to attract and retain highly qualified scientific, clinical, manufacturing, and management personnel. In addition, any difficulties retaining key personnel or managing this growth could disrupt our operations. Future growth will require us to continue to implement and improve our managerial, operational and financial systems, and continue to retain, recruit and train additional qualified personnel, which may impose a strain on our administrative and operational infrastructure. The competition for qualified personnel in the biopharmaceutical field is intense. We are highly dependent on our continued ability to attract, retain and motivate highly-qualified management, clinical and scientific personnel. Due to our limited resources, we may not be able to effectively recruit, train and retain additional qualified personnel. If we are unable to retain key personnel or manage our growth effectively, we may not be able to implement our business plan.

Furthermore, we have not entered into non-competition agreements with all of our key employees. In addition, we do not maintain “key person” life insurance on any of our officers, employees or consultants. The loss of the services of existing personnel, the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, and the loss of our employees to our competitors would harm our research and development programs and our business.

Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance.

Our business may involve the use of hazardous material, which will require us to comply with environmental regulations. We face increasing complexity in our product development as we adjust to new and upcoming requirements relating to the materials composition of many of our product candidates. If we use biological and hazardous materials in a manner that causes contamination or injury or violates laws, we may be liable for damages. Environmental regulations could have a material adverse effect on the results of our operations and our financial position. We maintain insurance under our general liability policy for any liability associated with our hazardous materials activities, and it is possible in the future that our coverage would be insufficient if we incurred a material environmental liability.

We have identified material weaknesses in our internal control over financial reporting and have had to restate our historical financial statements.

In March 2010, we announced that we would restate our financial statements as of and for the year ended December 31, 2008 contained in our 2008 Annual Report on Form 10-K and our condensed financial statements for the interim periods ended March 31, June 30 and September 30, 2009 contained in our Quarterly Reports on Form 10-Q to correct our failure to make all of the appropriate disclosures required by the Financial Accounting Standards Board’s Accounting Standards Codification 250, Accounting Changes and Error Corrections, with respect to a change in our revenue recognition policy regarding the accounting for our arrangement with Merck KGaA, and to correct for certain other errors. For additional information, see “Note 2 — Restatement — 2008 Change in Accounting Policy Not Previously Reported and Other Error Corrections” of the audited financial statements appearing in Part II Item 8 Financial Statements and Supplementary Data included in our Annual Report on Form 10-K for the year ended December 31, 2009. In connection with the preparation of that Annual Report, we identified certain material weaknesses in our internal control over financial reporting. Specifically, the material weaknesses related to (i) a lack of adequately designed controls to ensure appropriate accounting for and disclosure of complex transactions under U.S. GAAP and (ii) a lack of adequately designed and implemented risk assessment processes to identify complex transactions requiring specialized knowledge in the application of U.S. GAAP.

We may become the subject of private or government actions regarding the restatement in our Annual Report on Form 10-K in the future. Litigation may be time-consuming, expensive and disruptive to normal business operations, and the outcome of litigation is difficult to predict. The defense of any litigation will result in significant expenditures and the diversion of our management’s time and attention from the operation of our business, which could impede our business.

We cannot be certain that restatements will not occur in the future. Execution of restatements like the ones described above could create a significant strain on our internal resources and cause delays in our filing of quarterly or annual financial results, increase our costs and cause management distraction.

If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our consolidated operating results, our ability to operate our business, and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Failure on our part to have effective internal financial and accounting controls would cause our financial reporting to be unreliable, could have a material adverse effect on our business, operating results, and financial condition, and could cause the trading price of our common stock to fall dramatically. We and our independent registered public accounting firm have identified certain material weaknesses in our internal controls that are described in greater detail in “Part II — Item 9A — Controls and Procedures — Management’s Report on Internal Control over Financial Reporting,” in our Annual Report on Form 10-K for the year ended December 31, 2009.

Remedying these material weaknesses and maintaining proper and effective internal controls will require substantial management time and attention and may result in our incurring substantial incremental expenses, including with respect to increasing the breadth and depth of our finance organization to ensure that we have personnel with the appropriate qualifications and training in certain key accounting roles and adherence to certain control disciplines within the accounting and reporting function.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company will have been detected.

We intend to retain outside consultants to assist us (i) to design and implement an adequate risk assessment process to identify future complex transactions requiring specialized knowledge to ensure the appropriate accounting for and disclosure of such transactions, and (ii) to identify and retain personnel with the appropriate technical expertise to assist us in accounting for complex transactions in accordance with U.S. GAAP. We cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient or that we will be able to implement our planned processes and procedures in a timely manner. In future periods, if the process required by Section 404 of the Sarbanes-Oxley Act reveals any other material weaknesses or significant deficiencies, the correction of any such material weaknesses or significant deficiencies could require additional remedial measures which could be costly and time-consuming. In addition, we may be unable to produce accurate financial statements on a timely basis. Any of the foregoing could cause investors to lose confidence in the reliability of our consolidated financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

If we are required to redeem the shares of our Class UA preferred stock, our financial condition may be adversely affected.

Our certificate of incorporation provides for the mandatory redemption of shares of our Class UA preferred stock if we realize “net profits” in any year. See “Note 10 — Share Capital — Authorized Shares — Class UA preferred stock” of the audited financial statements included elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2009. For this purpose, “net profits . . . means the after tax profits determined in accordance with generally accepted accounting principles, where relevant, consistently applied.”

The certificate of incorporation does not specify the jurisdiction whose generally accepted accounting principles would apply for the redemption provision. At the time of the original issuance of the shares, we were a corporation organized under the federal laws of Canada, and our principal operations were located in Canada. In addition, the original purchaser and current holder of the Class UA preferred stock is a Canadian entity. In connection with our reincorporation in Delaware, we disclosed that the rights, preferences and privileges of the shares would remain unchanged except as required by Delaware law, and the mandatory redemption provisions were not changed. In addition, the formula for determining the price at which such shares would be redeemed is expressed in Canadian dollars. Although, if challenged, we believe that a Delaware court would determine that “net profits” be interpreted in accordance with Canadian GAAP, we cannot provide assurances that a Delaware court would agree with such interpretation.

As a result of the December 2008 Merck KGaA transaction, we recognized on a one-time basis all deferred revenue relating to Stimuvax, under both U.S. GAAP and Canadian GAAP. Under U.S. GAAP this resulted in net income. However, under Canadian GAAP we were required to recognize an impairment on intangible assets which resulted in a net loss for 2008 and therefore do not intend to redeem any shares of Class UA preferred stock in 2009.

If in the future we recognize net income under Canadian GAAP, or any successor to such principles, or if the holder of Class UA preferred stock were to challenge, and prevail in a dispute involving, the interpretation of the mandatory redemption provision, we may be required to redeem such shares which would have an adverse effect on our cash position. The maximum aggregate amount that we would be required to pay to redeem such shares is CAN $1.25 million.

The holder of the Class UA preferred stock has declined to sign an acknowledgement that Canadian GAAP applies to the redemption provision and has indicated that it believes U.S. GAAP should apply. As of the date of this report, the holder has not initiated a proceeding to challenge this interpretation; however, it may do so. If they do dispute this interpretation, although we believe a Delaware court would agree with the interpretation described above, we can provide no assurances that we would prevail in such a dispute. Further, any dispute regarding this matter, even if we were ultimately successful, could require significant resources which may adversely affect our results of operations.

We may expand our business through the acquisition of companies or businesses or in-licensing product candidates that could disrupt our business and harm our financial condition.

We may in the future seek to expand our products and capabilities by acquiring one or more companies or businesses or in-licensing one or more product candidates. Acquisitions and in-licenses involve numerous risks, including:

•	substantial cash expenditures;

•	potentially dilutive issuance of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	diverting our management’s attention away from other business concerns;

•	entering markets in which we have limited or no direct experience; and

•	potential loss of our key employees or key employees of the acquired companies or businesses.

In our recent history, we have not expanded our business through in-licensing and we have completed only one acquisition; therefore, our experience in making acquisitions and in-licensing is limited. We cannot assure you that any acquisition or in-license will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions and in-licenses. We cannot assure you that we would be able to make the combination of our business with that of acquired businesses or companies or in-licensed product candidates work or be successful. Furthermore, the development or expansion of our business or any acquired business or company or in-licensed product candidate may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our capital stock, which could dilute our current stockholders’ ownership interest, or securities convertible into our capital stock, which could dilute current stockholders’ ownership interest upon conversion.

Risks Related to the Ownership of Our Common Stock

Our common stock may become ineligible for listing on The NASDAQ Stock Market, which would materially adversely affect the liquidity and price of our common stock.

Our common stock is currently listed for trading in the United States on The NASDAQ Global Market. As a result of our failure to timely file our Annual Report on Form 10-K for the year ended December 31, 2009, we received a letter from The NASDAQ Stock Market informing us that we are not in compliance with continued listing requirements. Although we believe the filing of our Annual Report for the year ended December 31, 2009 allowed us to regain full compliance with SEC reporting requirements and The NASDAQ Stock Market continued listing requirements, we have in the past and could in the future be unable to meet The NASDAQ Global Market continued listing requirements. For example, on August 20, 2008 we disclosed that we had received a letter from The NASDAQ Stock Market indicating that we did not comply with the requirements for continued listing on The NASDAQ Global Market because we did not meet the maintenance standard in Marketplace Rule 4450(b)(1)(A) (recodified as Marketplace Rule 5450(b)) that specifies, among other things, that the market value of our common stock be at least $50 million or that or stockholders’ equity was at least $10 million. Although we regained compliance with the stockholders’ equity standard, we have a history of losses and would expect that, absent the completion of a financing or other event that would have a positive impact on our stockholders’ equity, our stockholders’ equity would decline over time. Further, in the past our stock price has traded near, and at times below, the $1.00 minimum bid price required for continued listing on NASDAQ. Although NASDAQ in the past has provided relief from the $1.00 minimum bid price requirement as a result of the recent weakness in the stock market, it may not do so in the future. If we fail to maintain compliance with NASDAQ’s listing standards, and our common stock becomes ineligible for listing on The NASDAQ Stock Market the liquidity and price of our common stock would be adversely affected.

If our common stock was delisted, the price of our stock and the ability of our stockholders to trade in our stock would be adversely affected. In addition, we would be subject to a number of restrictions regarding the registration of our stock under U.S. federal securities laws, and we would not be able to allow our employees to exercise their outstanding options, which could adversely affect our business and results of operations. If we are delisted in the future from The NASDAQ Global Market, there may be other negative implications, including the potential loss of confidence by actual or potential collaboration partners, suppliers and employees and the loss of institutional investor interest in our company.

The trading price of our common stock may be volatile.

The market prices for and trading volumes of securities of biotechnology companies, including our securities, have been historically volatile. The market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

•	public concern as to the safety of products developed by us or others;

•	the results of pre-clinical testing and clinical trials by us, our collaborators, our competitors and/or companies that are developing products that are similar to ours (regardless of whether such products are potentially competitive with ours);

•	technological innovations or new therapeutic products;

•	governmental regulations;

•	developments in patent or other proprietary rights;

•	litigation;

•	comments by securities analysts;

•	the issuance of additional shares of common stock, or securities convertible into, or exercisable or exchangeable for, shares of our common stock in connection with financings, acquisitions or otherwise;

•	the perception that shares of our common stock may be delisted from The NASDAQ Stock Market;

•	the incurrence of debt;

•	general market conditions in our industry or in the economy as a whole; and

•	political instability, natural disasters, war and/or events of terrorism.

In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we do not expect to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never paid cash dividends on our common shares and have no present intention to pay any dividends in the future. We are not profitable and do not expect to earn any material revenues for at least several years, if at all. As a result, we intend to use all available cash and liquid assets in the development of our business. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions and on such other factors as our board of directors deems relevant. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

We expect that we will seek to raise additional capital in the future; however, such capital may not be available to us on reasonable terms, if at all, when or as we require additional funding. If we issue additional shares of our common stock or other securities that may be convertible into, or exercisable or exchangeable for, our common stock, our existing stockholders would experience further dilution.

We expect that we will seek to raise additional capital from time to time in the future. For example, in connection with our May and August 2009 financings, we sold an aggregate of 6,159,495 shares of our common stock and warrants to purchase an additional 3,593,394 shares of our common stock. Future financings may involve the issuance of debt, equity and/or securities convertible into or exercisable or exchangeable for our equity securities. These financings may not be available to us on reasonable terms or at all when and as we require funding. If we are able to consummate such financings, the trading price of our common stock could be adversely affected and/or the terms of such financings may adversely affect the interests of our existing stockholders. Any failure to obtain additional working capital when required would have a material adverse effect on our business and financial condition and would be expected to result in a decline in our stock price. Any issuances of our common stock, preferred stock, or securities such as warrants or notes that are convertible into, exercisable or exchangeable for, our capital stock, would have a dilutive effect on the voting and economic interest of our existing stockholders.

Further, as a result of the delayed filing of our Annual Report on Form 10-K for the year ended December 31, 2009, we will be ineligible to register the offer and sale of our securities on Form S-3 by us or resale by others until one year from the date the last delinquent filing is made. We may use Form S-1 to raise capital or complete acquisitions, but doing so could increase transaction costs and adversely impact our ability to raise capital or complete acquisitions of other companies in a timely manner.

If we sell shares of our common stock under our existing committed equity line financing facility, our existing stockholders will experience immediate dilution and, as a result, our stock price may go down.

In July 2010, we entered into a committed equity line financing facility, or financing arrangement, under which we may sell up to $20.0 million of our common stock to SCBV over a 24-month period subject to a maximum of 5,150,680 shares of our common stock, including the 59,921 shares of common stock we issued to SCBV in July 2010 as compensation for their commitment to enter into the financing arrangement. The sale of shares of our common stock pursuant to the financing arrangement will have a dilutive impact on our existing stockholders. SCBV may resell some or all of the shares we issue to them under the financing arrangement and such sales could cause the market price of our common stock to decline significantly with advances under the financing arrangement. To the extent of any such decline, any subsequent advances would require us to issue a greater number of shares of common stock to SCBV in exchange for each dollar of the advance. Under these circumstances, our existing stockholders would experience greater dilution. Although SCBV is precluded from short sales of shares acquired pursuant to advances under the financing arrangement, the sale of our common stock under the financing arrangement could encourage short sales by third parties, which could contribute to the further decline of our stock price.

We can issue shares of preferred stock that may adversely affect the rights of a stockholder of our common stock.

Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock with designations, rights, and preferences determined from time-to-time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of holders of our common stock. For example, an issuance of shares of preferred stock could:

•	adversely affect the voting power of the holders of our common stock;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium;

•	limit or eliminate any payments that the holders of our common stock could expect to receive upon our liquidation; or

•	otherwise adversely affect the market price or our common stock.

We have in the past, and we may at any time in the future, issue additional shares of authorized preferred stock.

We expect our quarterly operating results to fluctuate in future periods, which may cause our stock price to fluctuate or decline.

Our quarterly operating results have fluctuated in the past, and we believe they will continue to do so in the future. Some of these fluctuations may be more pronounced than they were in the past as a result of the issuance by us in May 2009 of warrants to purchase 2,909,244 shares of our common stock. These warrants are classified as a derivative liability pursuant to the Derivatives and Hedging Topic of the Accounting Standards Codification. Accordingly, the fair value of the warrants is recorded on our consolidated balance sheet as a liability, and such fair value is adjusted at each financial reporting date with the adjustment to fair value reflected in our consolidated statement of operations. The fair value of the warrants is determined using the Black-Scholes option valuation model. Fluctuations in the assumptions and factors used in the Black-Scholes model can result in adjustments to the fair value of the warrants reflected on our balance sheet and, therefore, our statement of operations. Due to the classification of such warrants and other factors, quarterly results of operations are difficult to forecast, and period-to-period comparisons of our operating results may not be predictive of future performance. In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors. In that event, the market price of our common stock could decline. In addition, the market price of our common stock may fluctuate or decline regardless of our operating performance.

FORWARD-LOOKING STATEMENTS

This prospectus and the SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements. The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition, or state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in the forward-looking statements, including our ability to:

•	identify and capitalize on possible collaboration, strategic partnering, acquisition or divestiture opportunities;

•	obtain suitable financing to support our operations, clinical trials and commercialization of our products;

•	manage our growth and the commercialization of our products;

•	achieve operating efficiencies as we progress from a mid-stage to a final-stage biotechnology company;

•	successfully compete in our markets;

•	effectively manage our expenses;

•	realize the results we anticipate from our pre-clinical development activities and the clinical trials of our products;

•	obtain the approval of local regulatory authorities and ethics committees necessary for Merck to resume clinical trials in NSCLC;

•	successfully resolve the issues surrounding Merck’s suspension of the clinical development program for Stimuvax in breast cancer;

•	succeed in finding and retaining joint venture and collaboration partners to assist us in the successful marketing, distribution and commercialization of our products;

•	achieve regulatory approval for our products;

•	believe that our product candidates could potentially be useful for many different oncology indications that address large markets;

•	obtain on commercially reasonable terms adequate product liability insurance for our commercialized products;

•	adequately protect our proprietary information and technology from competitors and avoid infringement of proprietary information and technology of our competitors;

•	assure that our products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

•	not encounter problems with third parties, including key personnel, upon whom we are dependent.

Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations will be met. All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement and the risk factors beginning on page 6.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from sales of the common stock sold pursuant to this prospectus.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been quoted on the NASDAQ Global Market under the symbol “ONTY.”

The following table sets forth for the indicated periods the high and low sales prices of our common stock as reported by the NASDAQ Global Market.

	High	Low

Fiscal year ended December 31, 2010 (through July 13, 2010):
First Quarter	$5.90	$3.16
Second Quarter	4.35	2.20
Third Quarter	3.65	3.10
Fiscal year ended December 31, 2009:
First Quarter	$1.89	$0.76
Second Quarter	4.89	1.69
Third Quarter	7.77	2.99
Fourth Quarter	5.86	3.41
Fiscal year ended December 31, 2008:
First Quarter	$4.70	$1.47
Second Quarter	4.25	2.38
Third Quarter	3.00	1.10
Fourth Quarter	1.21	0.62

DIVIDEND POLICY

We have never paid cash dividends on our common stock and have no present intention to pay any dividends in the future. We are not profitable and do not expect to earn any material revenues for at least several years, if at all. As a result, we intend to use all available cash and liquid assets in the development of our business. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions and on such other factors as our board of directors deems relevant.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material provisions of the common stock and the preferred stock contained in our certificate of incorporation and bylaws. For greater detail about our capital stock, please refer to our certificate of incorporation and bylaws, both as filed with the SEC as annexes to our registration statement on Form S-4 initially filed September 27, 2007, as amended.

General

We are authorized to issue 110,012,500 shares of all classes of capital stock, of which 100,000,000 shares is common stock, $0.0001 par value per share; 10,000,000 shares is undesignated preferred stock, $0.0001 par value per share and 12,500 shares is Class UA preferred stock, no par value per share. Our capital is stated in U.S. dollars. As of July 12, 2010, we had 25,813,326 outstanding shares of common stock.

Common Stock

The holders of our common stock are entitled to receive such dividends or distributions as are lawfully declared on our common stock, to have notice of any authorized meeting of stockholders, and to one vote for each share of our common stock on all matters which are properly submitted to a vote of stockholders. As a Delaware corporation, we are subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of Oncothyreon, holders of our common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including holders of our indebtedness, all liabilities and the aggregate liquidation preferences of any outstanding shares of our preferred stock. The holders of our common stock have no conversion, redemption, preemptive or cumulative voting rights.

Preferred Stock

As of July 12, 2010, other than as described below, no shares of our preferred stock had been issued and no such shares were subject to outstanding options and other rights to purchase or acquire. However, shares of preferred stock may be issued in one or more series from time to time by our board of directors, and the board of directors is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of preferred stock. Subject to the determination of our board of directors, any shares of our preferred stock that may be issued in the future would generally have preferences over our common stock with respect to the payment of dividends and the distribution of assets in the event liquidation, dissolution or winding up of Oncothyreon.

Class UA Preferred Stock

Our certificate of incorporation provides for a separate class of preferred stock, the Class UA preferred stock. As of July 12, 2010, 12,500 shares of Class UA preferred stock are issued and outstanding and held by the University of Alberta. Below is a summary of the terms associated with our Class UA preferred stock. Please refer to our certificate of incorporation for a full description of the rights and privileges attached to our Class UA preferred stock.

Voting.  Each share of Class UA preferred stock is not entitled to receive notice of, or to attend and vote at, any stockholder meeting unless the meeting is called to consider any matter in respect of which the holders of the shares of Class UA preferred stock would be entitled to vote separately as a class, in which case the holders of the shares of Class UA preferred stock shall be entitled to receive notice of and to attend and vote at such meeting. Amendments to our certificate of incorporation that would increase or decrease the par value of the Class UA preferred stock or alter or change the powers, preferences or special rights of the Class UA preferred stock so as to affect them adversely would require the approval of the Class UA preferred stock.

Conversion.  The Class UA preferred stock is not convertible into shares of any other class of our capital stock.

Dividends.  The holders of the shares of Class UA preferred stock are not entitled to receive dividends.

Liquidation Preference.  In the event of any liquidation, dissolution or winding up of Oncothyreon, the holders of the Class UA preferred stock are entitled to receive, in preference to the holders of our common stock, an amount equal to the lesser of (a) 20% of the after tax profits, which we refer to as net profits, determined in accordance with generally accepted accounting principles, where relevant, consistently applied, for the period commencing at the end of our last completed fiscal year and ending on the date of the distribution of our assets to stockholders together with 20% of our net profits for the last completed fiscal year and (b) Cdn.$100 per share.

Redemption.  We may, at our option and subject to the requirements of applicable law, redeem at any time the whole or from time to time any part of the then-outstanding shares of Class UA preferred stock for Cdn.$100 per share. We are required each year to redeem at Cdn.$100 per share that number of shares of Class UA preferred stock as is determined by dividing 20% of the net profits by Cdn.$100.

Anti-takeover Effect of Unissued Shares of Capital Stock

Common Stock.  Our shares of authorized and unissued common stock are available for future issuance without additional stockholder approval. While these additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred Stock.  Our certificate of incorporation grants our board of directors the authority, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and By-laws

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

We are subject to Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless, with exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent. Special meetings of our stockholders may be called only by the Chairman of our board of directors, a majority of our board of directors or our president. Our certificate of incorporation and bylaws also provide that our board of directors will be divided into three classes, with each class serving staggered three-year terms. Except as otherwise set forth in our certificate of incorporation and bylaws, the stockholders may amend or repeal certain provisions of our certificate of incorporation and may amend, alter or repeal our bylaws only with the affirmative vote of the holders of 75% of the shares of capital stock issued and outstanding and entitled to vote at a general or special meeting of our stockholders, as applicable. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of us or our management.

Transfer Agent

The transfer agent for our common stock is Computershare Investor Services Inc., 350 Indiana St., Suite 800, Golden, Colorado 80401, (214) 340-0757.

Listing

Our common stock is quoted on the Nasdaq Global Market under the trading symbol “ONTY.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our capital stock as of July 12, 2010 by (i) each person known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors, (iii) each of our “named executive officers” and (iv) our directors and executive officers as a group, including shares they had the right to acquire within 60 days after July 12, 2010.

	Common Stock
	Beneficially Owned	Percent of
Name of Beneficial Owner(1)	Number of Shares(2)	Class(3)

Directors and Executive Officers:
Christopher Henney(4)	78,602	*
Richard Jackson(5)	14,359	*
W. Vickery Stoughton(6)	17,760	*
Daniel Spiegelman	—	*
Douglas Williams	—	*
Robert Kirkman(7)	608,986	2.31%
Gary Christianson(8)	27,500	*
Shashi Karan(9)	11,875	*
Diana Hausman(10)	7,500	*
Scott Peterson(11)	6,416	*
All directors and executive officers as a group (10 persons)(12)	772,998	2.91%

*	Represents less than 1% of class.

(1)	Except as otherwise indicated, the address of each stockholder identified is c/o Oncothyreon Inc., 2601 Fourth Avenue, Suite 500, Seattle, Washington 98121. Except as indicated in the other footnotes to this table, each person named in this table has sole voting and investment power with respect to all shares of stock beneficially owned by that person.

(2)	Options and warrants exercisable within 60 days after July 12, 2010 are deemed outstanding for the purposes of computing the percentage of shares owned by that person, but are not deemed outstanding for purposes of computing the percentage of shares owned by any other person.

(3)	Based on 25,813,326 shares of common stock issued and outstanding as of July 12, 2010.

(4)	Includes 53,602 shares of common stock that Dr. Henney has the right to acquire under outstanding options exercisable within 60 days after July 12, 2010.

(5)	Includes 9,359 shares of common stock that Dr. Jackson has the right to acquire under outstanding options exercisable within 60 days after July 12, 2010.

(6)	Includes 13,594 shares of common stock that Mr. Stoughton has the right to acquire under outstanding options exercisable within 60 days after July 12, 2010.

(7)	Includes 600,653 shares of common stock that Dr. Kirkman has the right to acquire under outstanding options exercisable within 60 days after July 12, 2010.

(8)	Includes 27,500 shares of common stock that Mr. Christianson has the right to acquire under outstanding options exercisable within 60 days after July 12, 2010.

(9)	Includes 6,875 shares of common stock that Mr. Karan has the right to acquire under outstanding options exercisable within 60 days after July 12, 2010.

(10)	Includes 7,500 shares of common stock that Dr. Hausman has the right to acquire under outstanding options exercisable within 60 days after July 12, 2010.

(11)	Includes 6,250 shares of common stock that Dr. Peterson has the right to acquire under outstanding options exercisable within 60 days after July 12, 2010.

(12)	Includes 725,333 shares of common stock that can be acquired under outstanding options exercisable within 60 days after July 12, 2010.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by the selling stockholder of any or all of the shares of common stock that (i) may be issued by us to SCBV under the Purchase Agreement and (ii) have been issued as of the date hereof to SCBV as Commitment Shares under the terms of the Purchase Agreement. For additional information regarding the issuance of common stock covered by this prospectus, see “Prospectus Summary — Committed Equity Line Financing With SCBV” above. We are registering the shares of common stock pursuant to the provisions of the Registration Rights Agreement we entered into with SCBV on July 6, 2010 in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the ownership of the Commitment Shares and for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, SCBV has not had any material relationship with us within the past three years.

The table below presents information regarding the selling stockholder and the shares of common stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of July 12, 2010. As used in this prospectus, the term “selling stockholder” includes SCBV and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares in this offering. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholder has voting and investment power. The percentage of shares of common stock beneficially owned by the selling stockholder prior to the offering shown in the table below is based both on an aggregate of 25,813,326 shares of our common stock outstanding on July 12, 2010. Because the purchase price of the shares of common stock issuable under the Purchase Agreement is determined on each settlement date, the number of shares that may actually be sold by the Company under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Maximum Number
	Number of Shares of		of Shares of	Number of Shares of
	Common Stock		Common Stock to be	Common Stock
	Owned Prior to Offering		Offered Pursuant to	Owned After Offering
Name of Selling Stockholder	Number(1)	Percent(2)	this Prospectus	Number(3)	Percent(3)

Small Cap Biotech Value, Ltd.(4)	59,921	*	5,150,680	—	—

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)	This number represents the 59,921 shares of common stock we issued to SCBV on July 6, 2010 as Commitment Shares in consideration for entering into the Purchase Agreement with us. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that SCBV may be required to purchase under the Purchase Agreement because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of SCBV’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. Furthermore, the maximum dollar value of each put of common stock to SCBV under the Purchase Agreement is subject to certain agreed upon threshold limitations set forth in the Purchase Agreement, which are based on the market price of our common stock at the time of the draw down and, if we determine in our sole discretion, a percentage of the daily trading volume of our common stock during the Draw Down Period as well. Also, under the terms of the Purchase Agreement, we may not issue shares of our common stock to SCBV to the extent that SCBV or any of its affiliates would, at any time, beneficially own more than 9.9% of our outstanding common stock. This beneficial ownership limitation may not be waived by the parties.

(2)	Applicable percentage ownership is based on 25,813,326 shares of our common stock outstanding as of July 12, 2010.

(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

(4)	The business address of SCBV is c/o Fiduciary Services (BVI) Limited, 4th Floor, Rodus Building, Road Reef, Road Town, Tortola, British Virgin Islands. SCBV’s principal business is that of an international business company. We have been advised that SCBV is not a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, and that neither SCBV nor any of its affiliates is an affiliate or an associated person of any FINRA member or independent broker-dealer. Peter W. Poole is the sole director of SCBV and has sole voting control and investment discretion over securities owned by SCBV. The foregoing should not be construed in and of itself as an admission by Mr. Poole as to beneficial ownership of the securities owned by SCBV.

PLAN OF DISTRIBUTION

We are registering (i) shares of common stock that may be issued by us from time to time to SCBV under the Purchase Agreement to permit the resale of these shares of common stock after the issuance thereof by the selling stockholder from time to time after the date of this prospectus and (ii) shares of common stock that have been issued as of the date hereof as Commitment Shares to SCBV under the terms of the Purchase Agreement to permit the resale of these shares of common stock by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may decide not to sell any shares of common stock. The selling stockholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. SCBV is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock by the selling stockholder may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. SCBV has advised us that it will use an unaffiliated broker-dealer to effectuate all resales of our common stock. To our knowledge, SCBV has not entered into any agreement, arrangement or understanding with any particular broker-dealer or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the broker-dealers or market makers that may participate in the resale of the shares. Because SCBV is, and any other selling stockholder, broker, dealer or agent may be deemed to be, an “underwriter” within the meaning of the Securities Act, SCBV will (and any other selling stockholder, broker, dealer or agent may) be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of the Securities Act (including, without limitation, Sections 11, 12 and 17 thereof) and Rule 10b-5 under the Exchange Act.

The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market in accordance with the rules of NASDAQ;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares of common stock covered by this prospectus pursuant to Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder (and, if they act as agent for the purchaser of such shares, from such purchaser). SCBV has informed us that each such broker-dealer will receive commissions from SCBV which will not exceed customary brokerage commissions. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in one or more transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above and pursuant to one or more of the methods described above) at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

SCBV has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount and other compensation to be received by any FINRA member or independent broker-dealer shall not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholder and any other person participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder (including, without limitation, Regulation M of the Exchange Act), which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares of common stock by, the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making and certain other activities with respect to the shares of common stock. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the shares of common stock in the market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We have agreed to pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $146,260 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, SCBV will pay all selling commissions, concessions and discounts, and other amounts payable to underwriters, dealers or agents, if any, as well as transfer taxes and certain other expenses associated with the sale of the shares of common stock. We have agreed to indemnify SCBV and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. SCBV has agreed to indemnify us against liabilities under the Securities Act that may arise from any written information furnished to us by SCBV specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

At any time a particular offer of the shares of common stock is made by the selling stockholder, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of any required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The 2008 and 2009 consolidated financial statements of Oncothyreon Inc. incorporated by reference in this Registration Statement and the effectiveness of Oncothyreon Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference in the Registration Statement, which reports (1) express an unqualified opinion on the 2008 and 2009 consolidated financial statements and include explanatory paragraphs relating to the restatement, as discussed in Note 2, and the change in accounting for licensing revenue in 2008, as discussed in Note 2 and (2) express an adverse opinion on the effectiveness of internal control over financial reporting because of material weaknesses). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The 2007 consolidated financial statements of Oncothyreon Inc. incorporated by reference in this Registration Statement have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report incorporated by reference in the Registration Statement, which expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the restatement discussed in

Note 2. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at http://www.oncothyreon.com under the “Investor — SEC Filings” caption to the SEC’s Edgar Database. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on May 6, 2010;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the SEC on May 10, 2010;

•	our Current Reports on Form 8-K filed with the SEC on February 18, March 11, March 12, March 18, March 23, April 22, June 8, June 17, and July 7, 2010; and

•	the description of our common stock set forth under the caption “Description of Oncothyreon’s Securities Following the Arrangement” in the prospectus that constitutes part of our Registration Statement on Form S-4 (File No. 333-145995), initially filed with the SEC on September 12, 2007, including any amendments or reports filed for the purpose of updating this description.

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: Oncothyreon Inc., 2601 Fourth Avenue, Suite 500, Seattle, Washington 98121, or you may call us at (206) 801-2100.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various costs and expenses (other than the underwriting discounts and commissions) payable by the company in connection with a distribution of securities registered hereby. All amounts are estimates except the SEC registration fee.

SEC registration fee(1)	$1,260
Printing costs	25,000
Legal fees and expenses	65,000
Accounting fees and expenses	20,000
Miscellaneous	35,000

Total	$146,260

(1)	Previously paid.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the certificate of incorporation and bylaws of the Registrant provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s Board of Directors or brought to enforce a right to indemnification.

•	The rights conferred in the certificate of incorporation and bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents. The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

Committed Equity Line Financing Facility

On July 6, 2010, the registrant entered into a common stock purchase agreement, or the Purchase Agreement, with Purchaser, or SCBV, providing for a financing arrangement that is sometimes referred to as a committed equity line financing facility. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, SCBV is committed to purchase up to $20.0 million of shares of the registrant’s common stock over the 24-month term of the Purchase Agreement under certain specified conditions and limitations, provided that in no event may the registrant sell under the Purchase Agreement more than 5,090,759 shares of common stock, which is equal to one share less than 20% of the registrant’s outstanding shares of common stock on July 6, 2010, the closing date of the Purchase Agreement, less the number of shares of common stock the registrant issued to SCBV on the closing date as Commitment Shares described below. Furthermore, in no event will SCBV be obligated to purchase any shares of the registrant’s common stock which, when aggregated with all other shares of the registrant’s common stock then beneficially owned by SCBV, would result in the beneficial ownership by SCBV of more than 9.9% of the then outstanding shares of the registrant’s common stock.

From time to time over the term of the Purchase Agreement, and in the registrant’s sole discretion, the registrant may present SCBV with draw down notices requiring SCBV to purchase a specified dollar amount of shares of its common stock, based on the price per share over 10 consecutive trading days, or the Draw Down Period, with the total dollar amount of each draw down subject to certain agreed-upon limitations based on the market price of the registrant’s common stock at the time of the draw down (which may not be waived or modified. In addition, in the registrant’s sole discretion, but subject to certain limitations, the registrant may require SCBV to purchase a percentage of the daily trading volume of the registrant’s common stock for each trading day during the Draw Down Period. The registrant is allowed to present SCBV with up to 24 draw down notices during the term of the Purchase Agreement, with only one such draw down notice allowed per Draw Down Period and a minimum of five trading days required between each Draw Down Period.

Once presented with a draw down notice, SCBV is required to purchase a pro rata portion of the shares on each trading day during the trading period on which the daily volume weighted average price for the registrant’s common stock exceeds a threshold price determined by the registrant for such draw down. The per share purchase price for these shares equals the daily volume weighted average price of the registrant’s common stock on each date during the Draw Down Period on which shares are purchased, less a discount ranging from 5.00% to 7.00%, based on a minimum price specified by the registrant. If the daily volume weighted average price of the registrant’s common stock falls below the threshold price on any trading day during a Draw Down Period, the Purchase Agreement provides that SCBV will not be required to purchase the pro-rata portion of shares of common stock allocated to that trading day. The obligations of SCBV under the Purchase Agreement to purchase shares of the registrant’s common stock may not be transferred to any other party.

In partial consideration for SCBV’s execution and delivery of the Purchase Agreement, the registrant issued to SCBV upon the execution and delivery of the Purchase Agreement 59,921 shares of its common stock, or the Commitment Shares, which is equal to the sum of $20,000 divided by the volume weighted average price of our common stock for each trading day during the 10 trading day period ending July 6, 2010. The average price per Commitment Share was $3.3377. The issuance of the Commitment Shares, together with all other shares of common stock issuable to SCBV pursuant to the terms of the Purchase Agreement, is exempt from registration under the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of and Regulation D under the Securities Act.

Reedland Capital Partners, an Institutional Division of Financial West Group, member FINRA/SIPC, served as the registrant’s placement agent in connection with the financing arrangement contemplated by the Purchase Agreement. The registrant has agreed to pay Reedland, upon each sale of its common stock to SCBV under the

Purchase Agreement, a fee equal to 1.0% of the aggregate dollar amount of common stock purchased by SCBV upon settlement of each such sale. The registrant has agreed to indemnify and hold harmless Reedland against certain liabilities, including certain liabilities under the Securities Act.

Other Sales of Unregistered Securities

During the three months ended June 30, 2010, we did not issue or sell any shares of our common stock or other equity securities pursuant to unregistered transactions in reliance upon exemption from the registration requirements of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.  The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC:

Exhibit
Number		Description

2	.1(a)	Agreement and Plan of Reorganization among ProlX Pharmaceuticals Corporation, D. Lynn Kirkpatrick, Garth Powis and Biomira Inc., dated October 30, 2006 (incorporated by reference from Exhibit 2.1 to Registration Statement on Form S-4/A filed on October 29, 2007).
2	.1(b)	Amendment No. 1 to Agreement and Plan of Reorganization dated November 7, 2007 (incorporated by reference from Exhibit 2.1(b) to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
3.1		Amended and Restated Certificate of Incorporation of Oncothyreon Inc. (incorporated by reference from Exhibit 3.1 to Registration Statement on Form S-4/A filed on September 27, 2007).
3.2		Bylaws of Oncothyreon Inc. (incorporated by reference from Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed on August 14, 2009).
4.1		Form of registrant’s common stock certificate. (incorporated by reference from Exhibit 4.1 to Registration Statement on Form S-4/A filed on September 27, 2007).
4.2		Registration Rights Agreement, dated July 6, 2010 between Oncothyreon Inc. and Small Cap Biotech Value, Ltd (incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K filed on July 7, 2010).
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, PC.
10	.1*	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.1 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.2†	License Agreement between Biomira Inc. and the Dana-Farber Cancer Institute, Inc., dated November 22, 1996 (incorporated by reference from Exhibit 10.6 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.3*	Severance Agreement between Biomira Inc. and Edward Taylor, dated July 6, 1998 (incorporated by reference from Exhibit 10.7 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.4†	Exclusive License Agreement between the University of Arizona and ProlX Pharmaceuticals, Inc., dated June 3, 1999 (incorporated by reference from Exhibit 10.9 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.5†	Amended and Restated License Agreement between Imperial Cancer Research Technology Limited and Biomira Inc., dated November 14, 2000 (incorporated by reference from Exhibit 10.11 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.6†	Exclusive License Agreement among Georgetown University, the University of Arizona and ProlX Pharmaceuticals Corporation, dated July 5, 2001 (incorporated by reference from Exhibit 10.12 to Registration Statement on Form S-4 filed on September 12, 2007).
10.7		Consent and Acknowledgement among Biomira Inc., Biomira International Inc., Biomira Europe B.V., Imperial Cancer Research Technology Limited and Merck KGaA, dated February 5, 2002 (incorporated by reference from Exhibit 10.13 to Registration Statement on Form S-4 filed on September 12, 2007).

Exhibit
Number		Description

10	.8†	License Agreement between the Governors of the University of Alberta and Biomira Inc., dated December 1, 2001 (incorporated by reference from Exhibit 10.14 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.9†	Letter Agreement between Biomira Inc. and Cancer Research Technology Limited (formerly Imperial Cancer Research Technology Limited), dated March 9, 2004 (incorporated by reference from Exhibit 10.16 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.10†	Exclusive License Agreement between the University of Arizona and ProlX Pharmaceuticals Corporation, dated July 29, 2004 (incorporated by reference from Exhibit 10.18 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.11†	Adjuvant License Agreement between Biomira International Inc. and Corixa Corporation, dated October 20, 2004 (incorporated by reference from Exhibit 10.19 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.12†	Adjuvant Supply Agreement between Biomira International Inc. and Corixa Corporation, dated October 20, 2004 (incorporated by reference from Exhibit 10.20 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.13†	Exclusive Patent License Agreement between the University of Arizona and ProlX Pharmaceuticals Corporation, dated September 15, 2005 (incorporated by reference from Exhibit 10.21 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.14*	Severance Agreement between Biomira Inc. and Rao Koganty, dated March 21, 2006 (incorporated by reference from Exhibit 10.25 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.15*	Offer letter with Robert Kirkman, dated August 29, 2006 (incorporated by reference from Exhibit 10.27 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.15(a)*	Amendment to Robert Kirkman Offer Letter dated December 31, 2008 (incorporated by reference from Exhibit 10.18(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10	.15(b)*	Amendment to Robert Kirkman Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on December 7, 2009).
10	.16†	Letter Agreement between the University of Arizona and Biomira Inc., dated October 6, 2006 (incorporated by reference from Exhibit 10.28 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.17*	2006 Variable Pay Plan (incorporated by reference from Exhibit 10.36 to Registration Statement on Form S-4 filed on September 12, 2007).
10.18		Form of Purchase Warrant issued by Biomira Inc. to each of the individuals and entities listed on Schedule 1 to this Exhibit 10.18, dated December 18, 2006 (incorporated by reference from Exhibit 10.41 to Registration Statement on Form S-4 filed on September 12, 2007).
10.19		Purchase Warrant issued by Biomira Inc. to Rodman & Renshaw, LLC, dated December 18, 2006 (incorporated by reference from Exhibit 10.42 to Registration Statement on Form S-4 filed on September 12, 2007).
10.20		Security Agreement between Jeffrey Millard and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.43 to Registration Statement on Form S-4 filed on September 12, 2007).
10.21		General Security Agreement between Jeffrey Millard and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.44 to Registration Statement on Form S-4 filed on September 12, 2007).
10.22		Security Agreement between Linda Pestano and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.45 to Registration Statement on Form S-4 filed on September 12, 2007).
10.23		General Security Agreement between Linda Pestano and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.46 to Registration Statement on Form S-4 filed on September 12, 2007).
10.24		Promissory Note between Jeffrey Millard and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.49 to Registration Statement on Form S-4 filed on September 12, 2007).

Exhibit
Number		Description

10	.24(a)	Note Amendment Agreement by and between Oncothyreon Inc. and Jeffrey Millard, dated April 20, 2008 (incorporated by reference from Exhibit 10.36(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10.25		Promissory Note between Linda Pestano and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.50 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.25(a)	Note Amendment Agreement by and between Oncothyreon Inc. and Linda Pestano, dated April 20, 2008 (incorporated by reference from Exhibit 10.37(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10	.25(b)	Note Amendment Agreement by and between Oncothyreon Inc. and Linda Pestano, dated November 30, 2009 (incorporated by reference from Exhibit 10.25(b) to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
10	.26*	Offer Letter with Gary Christianson, dated June 29, 2007 (incorporated by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008).
10	.26(a)*	Amendment to Gary Christianson Offer Letter dated December 31, 2008 (incorporated by reference from Exhibit 10.40(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10	.26(b)*	Amendment to Gary Christianson Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on December 7, 2009).
10.27		Sublease Agreement between Muze Inc. and Oncothyreon Inc., dated May 9, 2008 (incorporated by reference from Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008).
10.28		Lease Agreement between Selig Holdings Company and Oncothyreon Inc., dated May 9, 2008 (incorporated by reference from Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008).
10.29		Amendment Number 1 to Adjuvant License Agreement and Adjuvant Supply Agreement between Corixa Corporation, d/b/a GlaxoSmithKline Biologicals N.A. and Biomira Management Inc., dated August 8, 2008 (incorporated by reference from Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008).
10	.30†	Amended and Restated License Agreement between Biomira Management, Inc. and Merck KGaA, dated December 18, 2008 (incorporated by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed on May 15, 2009).
10	.31†	Asset Purchase Agreement by and among Oncothyreon Canada Inc., Biomira Management, Inc., Oncothyreon Inc., Merck KGaA and EMD Serono Canada Inc., dated December 18, 2008 (incorporated by reference from Exhibit 10.45 to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10	.32*	Offer Letter dated March 24, 2008 between Oncothyreon Inc. and Shashi Karan (incorporated by reference from Exhibit 99.1 to Current Report on Form 8-K filed on March 11, 2009).
10	.32(a)*	Amendment to Shashi Karan Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.5 to Current Report on Form 8-K filed on December 7, 2009).
10.33		Form of Warrant (incorporated by reference from Annex A to the Company’s free writing prospectus, dated as of May 19, 2009, and filed on May 20, 2009).
10	.34*	Offer Letter dated June 9, 2009 between Oncothyreon Inc. and Scott Peterson, Ph.D. (incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on June 15, 2009).
10	.34(a)*	Amendment to Scott Peterson Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.4 to Current Report on Form 8-K filed on December 7, 2009).
10	.35*	Offer Letter dated July 6, 2009 between Oncothyreon Inc. and Diana Hausman, M.D. (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on August 4, 2009).
10	.35(a)*	Amendment to Diana Hausman Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on December 7, 2009).

Exhibit
Number		Description

10.36		Form of Warrant (incorporated by reference from Annex A to the Company’s free writing prospectus, dated as of August 4, 2009, and filed on August 5, 2009).
10	.37*	Amended and Restated Share Option Plan (incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on October 14, 2009).
10	.38*	Form of Stock Option Agreement under the Amended and Restated Share Option Plan (incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on October 14, 2009).
10	.39*	Amended and Restated Restricted Share Unit Plan (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on October 14, 2009).
10	.40*	Form of Restricted Share Unit Agreement under the Amended and Restated Restricted Share Unit Plan (incorporated by reference from Exhibit 10. to Current Report on Form 8-K filed on June 15, 2009).
10.41		Common Stock Purchase Agreement by and among Biomira Inc., Biomira International Inc. and Merck KGaA dated May 2, 2001 (incorporated by reference from Exhibit 10.41 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
10.42		Tax Indemnity Agreement by and between Biomira International Inc. and Merck KGaA dated May 3, 2001 (incorporated by reference from Exhibit 10.42 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
10.43		Common Stock Purchase Agreement, dated July 6, 2010 between Oncothyreon Inc. and Small Cap Biotech Value, Ltd (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on July 7, 2010).
10.44		Engagement Letter, dated as of July 6, 2010 between the Oncothyreon Inc. and Reedland Capital Partners, an Institutional Division of Financial West Group (incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on July 7, 2010).
21.1		Subsidiaries of Oncothyreon Inc. (incorporated by reference from Exhibit 21.1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
23.1		Consent of Deloitte & Touche LLP, independent registered chartered accountants.
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1		Power of Attorney (included on signature page).

*	Executive Compensation Plan or Agreement.

†	Confidential treatment has been granted for portions of this exhibit.

(b) Financial Statement Schedules.

No financial statement schedules are provided because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto included in the registrant’s Annual Report on Form 10-K filed with the SEC on May 6, 2010.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.,

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Seattle, County of King, State of Washington, on July 14, 2010.

ONCOTHYREON INC.

By:	/s/ ROBERT L. KIRKMAN
Robert L. Kirkman
President, CEO and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert L. Kirkman and Shashi Karan and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-and post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Robert L. Kirkman Robert L. Kirkman	President, Chief Executive Officer and Director (Principal Executive Officer)	July 14, 2010

/s/ Shashi K. Karan Shashi K. Karan	Principal Financial and Accounting Officer and Corporate Controller	July 14, 2010

/s/ Christopher S. Henney Christopher S. Henney	Chairman and Director	July 14, 2010

/s/ Richard L. Jackson Richard L. Jackson	Director	July 14, 2010

/s/ Daniel K. Spiegelman Daniel K. Spiegelman	Director	July 14, 2010

/s/ W. Vickery Stoughton W. Vickery Stoughton	Director	July 14, 2010

/s/ Douglas Williams Douglas Williams	Director	July 14, 2010

EXHIBIT INDEX

Exhibit
Number		Description

2	.1(a)	Agreement and Plan of Reorganization among ProlX Pharmaceuticals Corporation, D. Lynn Kirkpatrick, Garth Powis and Biomira Inc., dated October 30, 2006 (incorporated by reference from Exhibit 2.1 to Registration Statement on Form S-4/A filed on October 29, 2007).
2	.1(b)	Amendment No. 1 to Agreement and Plan of Reorganization dated November 7, 2007 (incorporated by reference from Exhibit 2.1(b) to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
3.1		Amended and Restated Certificate of Incorporation of Oncothyreon Inc. (incorporated by reference from Exhibit 3.1 to Registration Statement on Form S-4/A filed on September 27, 2007).
3.2		Bylaws of Oncothyreon Inc. (incorporated by reference from Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed on August 14, 2009).
4.1		Form of registrant’s common stock certificate. (incorporated by reference from Exhibit 4.1 to Registration Statement on Form S-4/A filed on September 27, 2007)
4.2		Registration Rights Agreement, dated July 6, 2010 between Oncothyreon Inc. and Small Cap Biotech Value, Ltd (incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K filed on July 7, 2010).
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, PC.
10	.1*	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.1 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.2†	License Agreement between Biomira Inc. and the Dana-Farber Cancer Institute, Inc., dated November 22, 1996 (incorporated by reference from Exhibit 10.6 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.3*	Severance Agreement between Biomira Inc. and Edward Taylor, dated July 6, 1998 (incorporated by reference from Exhibit 10.7 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.4†	Exclusive License Agreement between the University of Arizona and ProlX Pharmaceuticals, Inc., dated June 3, 1999 (incorporated by reference from Exhibit 10.9 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.5†	Amended and Restated License Agreement between Imperial Cancer Research Technology Limited and Biomira Inc., dated November 14, 2000 (incorporated by reference from Exhibit 10.11 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.6†	Exclusive License Agreement among Georgetown University, the University of Arizona and ProlX Pharmaceuticals Corporation, dated July 5, 2001 (incorporated by reference from Exhibit 10.12 to Registration Statement on Form S-4 filed on September 12, 2007).
10.7		Consent and Acknowledgement among Biomira Inc., Biomira International Inc., Biomira Europe B.V., Imperial Cancer Research Technology Limited and Merck KGaA, dated February 5, 2002 (incorporated by reference from Exhibit 10.13 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.8†	License Agreement between the Governors of the University of Alberta and Biomira Inc., dated December 1, 2001 (incorporated by reference from Exhibit 10.14 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.9†	Letter Agreement between Biomira Inc. and Cancer Research Technology Limited (formerly Imperial Cancer Research Technology Limited), dated March 9, 2004 (incorporated by reference from Exhibit 10.16 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.10†	Exclusive License Agreement between the University of Arizona and ProlX Pharmaceuticals Corporation, dated July 29, 2004 (incorporated by reference from Exhibit 10.18 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.11†	Adjuvant License Agreement between Biomira International Inc. and Corixa Corporation, dated October 20, 2004 (incorporated by reference from Exhibit 10.19 to Registration Statement on Form S-4/A filed on September 27, 2007).
10	.12†	Adjuvant Supply Agreement between Biomira International Inc. and Corixa Corporation, dated October 20, 2004 (incorporated by reference from Exhibit 10.20 to Registration Statement on Form S-4/A filed on September 27, 2007).

Exhibit
Number		Description

10	.13†	Exclusive Patent License Agreement between the University of Arizona and ProlX Pharmaceuticals Corporation, dated September 15, 2005 (incorporated by reference from Exhibit 10.21 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.14*	Severance Agreement between Biomira Inc. and Rao Koganty, dated March 21, 2006 (incorporated by reference from Exhibit 10.25 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.15*	Offer letter with Robert Kirkman, dated August 29, 2006 (incorporated by reference from Exhibit 10.27 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.15(a)*	Amendment to Robert Kirkman Offer Letter dated December 31, 2008 (incorporated by reference from Exhibit 10.18(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10	.15(b)*	Amendment to Robert Kirkman Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on December 7, 2009).
10	.16†	Letter Agreement between the University of Arizona and Biomira Inc., dated October 6, 2006 (incorporated by reference from Exhibit 10.28 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.17*	2006 Variable Pay Plan (incorporated by reference from Exhibit 10.36 to Registration Statement on Form S-4 filed on September 12, 2007).
10.18		Form of Purchase Warrant issued by Biomira Inc. to each of the individuals and entities listed on Schedule 1 to this Exhibit 10.18, dated December 18, 2006 (incorporated by reference from Exhibit 10.41 to Registration Statement on Form S-4 filed on September 12, 2007).
10.19		Purchase Warrant issued by Biomira Inc. to Rodman & Renshaw, LLC, dated December 18, 2006 (incorporated by reference from Exhibit 10.42 to Registration Statement on Form S-4 filed on September 12, 2007).
10.20		Security Agreement between Jeffrey Millard and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.43 to Registration Statement on Form S-4 filed on September 12, 2007).
10.21		General Security Agreement between Jeffrey Millard and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.44 to Registration Statement on Form S-4 filed on September 12, 2007).
10.22		Security Agreement between Linda Pestano and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.45 to Registration Statement on Form S-4 filed on September 12, 2007).
10.23		General Security Agreement between Linda Pestano and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.46 to Registration Statement on Form S-4 filed on September 12, 2007).
10.24		Promissory Note between Jeffrey Millard and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.49 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.24(a)	Note Amendment Agreement by and between Oncothyreon Inc. and Jeffrey Millard, dated April 20, 2008 (incorporated by reference from Exhibit 10.36(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10.25		Promissory Note between Linda Pestano and Biomira Inc., dated November 8, 2006 (incorporated by reference from Exhibit 10.50 to Registration Statement on Form S-4 filed on September 12, 2007).
10	.25(a)	Note Amendment Agreement by and between Oncothyreon Inc. and Linda Pestano, dated April 20, 2008 (incorporated by reference from Exhibit 10.37(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10	.25(b)	Note Amendment Agreement by and between Oncothyreon Inc. and Linda Pestano, dated November 30, 2009 (incorporated by reference from Exhibit 10.25(b) to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
10	.26*	Offer Letter with Gary Christianson, dated June 29, 2007 (incorporated by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008).
10	.26(a)*	Amendment to Gary Christianson Offer Letter dated December 31, 2008 (incorporated by reference from Exhibit 10.40(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).

Exhibit
Number		Description

10	.26(b)*	Amendment to Gary Christianson Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on December 7, 2009).
10.27		Sublease Agreement between Muze Inc. and Oncothyreon Inc., dated May 9, 2008 (incorporated by reference from Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008).
10.28		Lease Agreement between Selig Holdings Company and Oncothyreon Inc., dated May 9, 2008 (incorporated by reference from Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008).
10.29		Amendment Number 1 to Adjuvant License Agreement and Adjuvant Supply Agreement between Corixa Corporation, d/b/a GlaxoSmithKline Biologicals N.A. and Biomira Management Inc., dated August 8, 2008 (incorporated by reference from Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008).
10	.30†	Amended and Restated License Agreement between Biomira Management, Inc. and Merck KGaA, dated December 18, 2008 (incorporated by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed on May 15, 2009).
10	.31†	Asset Purchase Agreement by and among Oncothyreon Canada Inc., Biomira Management, Inc., Oncothyreon Inc., Merck KGaA and EMD Serono Canada Inc., dated December 18, 2008 (incorporated by reference from Exhibit 10.45 to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 30, 2009).
10	.32*	Offer Letter dated March 24, 2008 between Oncothyreon Inc. and Shashi Karan (incorporated by reference from Exhibit 99.1 to Current Report on Form 8-K filed on March 11, 2009).
10	.32(a)*	Amendment to Shashi Karan Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.5 to Current Report on Form 8-K filed on December 7, 2009).
10.33		Form of Warrant (incorporated by reference from Annex A to the Company’s free writing prospectus, dated as of May 19, 2009, and filed on May 20, 2009).
10	.34*	Offer Letter dated June 9, 2009 between Oncothyreon Inc. and Scott Peterson, Ph.D. (incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on June 15, 2009).
10	.34(a)*	Amendment to Scott Peterson Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.4 to Current Report on Form 8-K filed on December 7, 2009).
10	.35*	Offer Letter dated July 6, 2009 between Oncothyreon Inc. and Diana Hausman, M.D. (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on August 4, 2009).
10	.35(a)*	Amendment to Diana Hausman Offer Letter dated December 3, 2009 (incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on December 7, 2009).
10.36		Form of Warrant (incorporated by reference from Annex A to the Company’s free writing prospectus, dated as of August 4, 2009, and filed on August 5, 2009).
10	.37*	Amended and Restated Share Option Plan (incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on October 14, 2009).
10	.38*	Form of Stock Option Agreement under the Amended and Restated Share Option Plan (incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on October 14, 2009).
10	.39*	Amended and Restated Restricted Share Unit Plan (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on October 14, 2009).
10	.40*	Form of Restricted Share Unit Agreement under the Amended and Restated Restricted Share Unit Plan (incorporated by reference from Exhibit 10. to Current Report on Form 8-K filed on June 15, 2009).
10.41		Common Stock Purchase Agreement by and among Biomira Inc., Biomira International Inc. and Merck KGaA dated May 2, 2001 (incorporated by reference from Exhibit 10.41 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
10.42		Tax Indemnity Agreement by and between Biomira International Inc. and Merck KGaA dated May 3, 2001 (incorporated by reference from Exhibit 10.42 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
10.43		Common Stock Purchase Agreement, dated July 6, 2010 between Oncothyreon Inc. and Small Cap Biotech Value, Ltd (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on July 7, 2010).

Exhibit
Number	Description

10.44	Engagement Letter, dated as of July 6, 2010 between the Oncothyreon Inc. and Reedland Capital Partners, an Institutional Division of Financial West Group (incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on July 7, 2010).
21.1	Subsidiaries of Oncothyreon Inc (incorporated by reference from Exhibit 21.1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on May 6, 2010).
23.1	Consent of Deloitte & Touche LLP, independent registered chartered accountants.
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1	Power of Attorney (included on signature page).

*	Executive Compensation Plan or Agreement.

†	Confidential treatment has been granted for portions of this exhibit.